Exhibit 99.2

	For six months ended June 30,
	2016	2017
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues:
Media services	1,038,368	1,317,503	194,342
Leads generation services	856,786	1,197,677	176,667
Online marketplace	576,687	395,149	58,288

Total net revenues	2,471,841	2,910,329	429,297

Cost of revenues	(847,140)	(731,983)	(107,973)

Gross profit	1,624,701	2,178,346	321,324

Operating expenses:
Sales and marketing expenses	(635,509)	(718,613)	(106,001)
General and administrative expenses	(149,274)	(140,057)	(20,660)
Product development expenses	(254,707)	(405,100)	(59,755)

Operating profit	585,211	914,576	134,908

Interest income	39,049	91,414	13,484
Loss from equity method investments	(3,423)	(5,436)	(802)
Other income, net	6,337	10,672	1,574

Income before income taxes	627,174	1,011,226	149,164

Income tax expense	(37,806)	(170,012)	(25,078)

Net income	589,368	841,214	124,086

Net loss attributable to noncontrolling interests	1,127	3,927	579
Net income attributable to Autohome Inc.	590,495	845,141	124,665
Earnings per share for ordinary shares
Basic	5.20	7.30	1.08
Diluted	5.10	7.20	1.06

Weighted average shares used to compute earnings per share attributable to Class A and Class B common stockholders:

Basic	113,513,423	115,796,241	115,796,241
Diluted	115,773,891	117,400,922	117,400,922

AUTOHOME INC.

RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share data)

	For six months ended June 30[1],
	2016	2017
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to Autohome Inc.	590,495	845,141	124,665
Plus: income tax expense	37,806	170,012	25,078
Plus: depreciation of property and equipment	31,284	40,215	5,932
Plus: amortization of intangible assets	2,277	2,290	338

EBITDA	661,862	1,057,658	156,013

Plus: share-based compensation expenses	97,362	84,975	12,534

Adjusted EBITDA	759,224	1,142,633	168,547

Net income attributable to Autohome Inc.	590,495	845,141	124,665
Plus: amortization of acquired intangible assets of Cheerbright, China Topside and Norstar	2,277	2,277	336
Plus: share-based compensation expenses	97,362	84,975	12,534

Adjusted Net Income attributable to Autohome Inc.	690,134	932,393	137,535

Basic	6.08	8.05	1.19
Diluted	5.96	7.94	1.17

Weighted average shares used to compute earnings per share attributable to Class A and Class B common stockholders:

Basic	113,513,423	115,796,241	115,796,241
Diluted	115,773,891	117,400,922	117,400,922

[1]	The reporting currency of the Company is Renminbi (“RMB”). For the convenience of the reader, certain amounts throughout the release are presented in US dollars (“$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB6.7793 on June 30, 2017 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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